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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 33-23460-LA
                                                       CUSIP NUMBER: 05329J101

(Check One): [X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-QSB  [ ] Form N-SAR

             For Period Ended:     December 31, 1998
                               ---------------------------

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             ------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

Full Name of Registrant   AUTOMOTIVE PERFORMANCE GROUP, INC.
                        -------------------------------------------------------
Former Name if Applicable  N/A
                          -----------------------------------------------------
Address of Principal Executive Office (Street and Number) 1207 N. Miller Road
                                                         ----------------------
City, State and Zip Code  Tempe, AZ 85281
                         ------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Late in 1998 the company changed its strategy and started an extensive restructuring which involved the sale of its direct racing operations and venues which was substantially completed by the end of the year. The restructuring also involved the reorganization of the management team including the hiring of a new President and Chief Executive Officer. With all of these changes and the complexity of the transactions completed during the latter part of the year the extra time is needed to ensure that all the legal and accounting aspects of these transactions are properly accounted for and explained to our shareholders.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Carl Walker  (714)-373-2837 x15

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                               [X] Yes    [ ] No
     [IF LATE BEFORE, DESCRIBE]

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [ ] Yes    [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[DESCRIBE CHANGE, IF THERE IS ONE]

                       AUTOMOTIVE PERFORMANCE GROUP, INC.
                       ----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 1999        By: /s/ Carl Walker, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.